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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                   SCHEDULE TO

                                 (RULE 14D-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)
                                 ---------------
                               ACADIA REALTY TRUST
                       (Name of Subject Company (Issuer))

                          ACADIA REALTY TRUST (OFFEROR)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

        Common Shares of Beneficial Interest, $0.001 par value per share

    (including common units of limited partnership interests in Acadia Realty
               Limited Partnership convertible into Acadia Realty
                  Trust Common Shares of Beneficial Interest)
                         (Title of Class of Securities)

                                    004239109
                      (CUSIP Number of Class of Securities)
                                 ---------------
                                   Jon Grisham
                                 Vice President
                               Acadia Realty Trust
                            20 Soundview Marketplace
                            Port Washington, NY 11050
                                 (516) 767-8830
                  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                 ---------------
                                 With a copy to:

                             Mark Schonberger, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 318-6000
                                 ---------------

    Transaction valuation*                           Amount of Filing Fee**
         $34,999,997                                       $6,999.99

* Estimated solely for the purpose of determining the filing fee. This amount assumes the purchase of 5,384,615 common shares, $.001 par value per share, at the maximum tender offer price of $6.50 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Offeror.

**   Previously paid.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    Form or Registration No.
                       ------------                                -------------
Filing Party:                                     Date Filed:
             ----------------------                          -------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  issuer tender offer subject to Rule 13e-4.
|_|  third-party tender offer subject to Rule 14d-1.
|_|  amendment to Schedule 13D under Rule 13d-2.
|_|  going-private transaction subject to Rule 13e-3.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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Introduction

        This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), to purchase up to 5,384,615 of its Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares), par value $.001 per share ("Shares"). Acadia is offering to purchase these Shares at a price not greater than $6.50 nor less than $6.05 per Share, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 20, 2001 ("Offer to Purchase"), and related Letter of Transmittal, which, as amended or restated from time to time, together constitute the "Offer."

        This Amendment No. 4 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as
Exhibit 99.a(1)(i) and Exhibit 99.a(1)(ii), respectively, is incorporated in this Amendment No. 4 to Schedule TO by reference.

 Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

        We describe below certain procedural aspects of the submission of letters of transmittal and notices of withdrawal.

        We address first multiple tenders of Shares electronically through a Book-Entry Transfer Facility. Each of a tendering shareholder's separate tenders is aggregated electronically by the broker or other custodian with the Shares tendered by other shareholders at the same price. The broker makes separate multiple aggregated tenders at multiple prices on behalf of its customers pursuant to global letters of transmittal or electronic submissions delivered to the depositary. If you desire to tender more Shares, re-tender Shares at a different price or withdraw a tender, you should call your broker, who will adjust its internal records accordingly. If you tender electronically through your broker a specified number of Shares at specified prices but then later do not recall the number of Shares you tendered or the tender price, you should contact your broker or custodian who made the tender on your behalf. The broker or custodian will have access to your account information, which will contain a record of your tender activity.

        If you tender Shares through physical delivery of Share certificates, you should complete and deliver to the depositary a letter of transmittal accompanied by a Share certificate. If you desire to tender more Shares, re-tender Shares at a different price or withdraw a tender, you should call the depositary and, depending on the circumstances, a notice of withdrawal and new letter of transmittal may be required. The depositary maintains a log of all tenders and is staffed with a shareholder service department that routinely handles shareholder inquiries. If you tender Shares through physical delivery and later do not recall the number of Shares you tendered or the tender price, you should contact the depositary's shareholder service department, which has access to records of your tender activity.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Kenneth F. Bernstein
                                               ---------------------------------
                                               Kenneth F. Bernstein
                                               Chief Executive Officer and
                                               President
Date: January 24, 2002

                                  EXHIBIT INDEX

       Exhibit
       Number           Description
       ------           -----------

       99.a(1)(i)       Offer to Purchase, dated December 20, 2001.*
       99.a(1)(ii)      Letter of Transmittal.*
       99.a(1)(iii)     Notice of Guaranteed Delivery.*
       99.a(1)(iv)      Letter to Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees.*
       99.a(1)(v)       Letter to Clients for use by Brokers, Dealers,
                          Commercial Banks, Trust Companies and Other Nominees.*
       99.a(1)(vi)      Guidelines for Certification of Taxpayer Identification
                          Number on Substitute Form W-9.*
       99.a(1)(vii)     Letter to Acadia Shareholders from Kenneth F. Bernstein,
                          President and Chief Executive Officer, dated December 20, 2001.*
       99.a(1)(viii)    Conditional Letter of Conversion.*
       99.a(5)(i)       Press Release issued by the Company on December 20,
                          2001.*
       99.a(5)(ii)      Press Release issued by the Company on January 18,
                          2002.*

       99.b(i)          Term Loan Agreement dated as of December 28, 2001, among
                          Fleet National Bank and RD Branch Associates, L.P., et al.*
       99.b(ii)         Term Loan Agreement dated as of December 21, 2001, among
                          RD Woonsocket Associates Limited Partnership, et al. and The Dime Savings Bank of New York, FSB.*

       99.d(2)          Stock Purchase Agreement Termination, dated January 18,
                          2002, by the Company and Ross Dworman.*

       (g)              Not applicable.

       (h)              Not applicable.

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       *   Previously filed.